UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 68291 /November 27, 2012

ADMINISTRATIVE PROCEEDING
File No. 3-15073

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In the Matter of	:	
	:	
FEARLESS INTERNATIONAL, INC.,	:	ORDER MAKING FINDINGS AND
GLASSMASTER COMPANY,	:	REVOKING REGISTRATIONS
GLOBAL ENTERTAINMENT HOLDINGS/	:	BY DEFAULT
EQUITIES, INC.,	:	
GLOBAL REALTY DEVELOPMENT CORP.,	:	
GLOBAL ROAMING DISTRIBUTION, INC., and	:	
GOTTAPLAY INTERACTIVE, INC.	:	

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The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) on October 23, 2012, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that each Respondent has securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and has repeatedly failed to file timely periodic reports with the Commission, in violation of Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13.

On November 2, 2012, the Division of Enforcement (Division) filed a Declaration of David S. Frye to Assist Secretary with Record of Service with Exhibit 1 attached, showing that the OIP was served on each Respondent by October 26, 2012, via United States Postal Service Express Mail. See 17 C.F.R. § 201.141(a)(2)(ii). In addition, the Division accomplished personal service on the Registered Agent of Gottaplay Interactive, Inc. (Gottaplay Interactive) on October 23, 2012, in Nevada, and on the Registered Agent of Global Entertainment Holdings/Equities, Inc. (Global Entertainment) in Colorado on October 24, 2012.

Each Respondent was required to file an Answer to the allegations in the OIP within ten days after service, however, no Respondent has done so. See OIP at 3; 17 C.F.R. § 201.220(b). I held a prehearing conference on November 19, 2012, at which no Respondent appeared. The Division stated that it had a call from a Receiver appointed in a state proceeding for Global Entertainment, but the Receiver has no authority to participate in this proceeding. Following the prehearing conference, the Division filed a letter from Steven M. Weinger, Esq., stating that he is a member of the law firm representing the Receiver appointed by a judge in the 11th Judicial Circuit, Miami-Dade County, Florida, in Bryan Abboud v. Global Entertainment, Case No. 06-

25278 CA20, to act on behalf of the shareholders of record prior to the Global Entertainment failed reverse merger, and that the Receiver does not have a more general appointment.

Respondents are in default and I find the allegations in the OIP to be true because Respondents did not file an Answer, did not participate in a prehearing conference, and have not otherwise defended the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f).

Findings of Fact

Fearless International, Inc. (Fearless International), stock symbol FRLE, Central Index Key (CIK) No. 1357800, is a revoked Nevada corporation located in Miami, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Fearless International is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended December 31, 2007, which reported a net loss of $3,184,020 for the prior nine months. On July 23, 2008, Fearless International filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Southern District of Florida, which was converted to a Chapter 7 petition on October 22, 2008, and was still pending as of October 18, 2012. As of October 18, 2012, the common stock of Fearless International was quoted on OTC Link operated by OTC Markets Inc. (OTC Link), had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Glassmaster Company (Glassmaster), stock symbol GLMA, CIK No. 109870, is a dissolved South Carolina corporation located in Lexington, South Carolina, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Glassmaster is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended December 3, 2006, which reported a net loss of $122,673 for the prior quarter. On April 27, 2011, Glassmaster filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of South Carolina, which was converted to a Chapter 7 petition on February 22, 2008, and was still pending as of October 18, 2012. As of October 18, 2012, the common stock of Glassmaster was quoted on OTC Link, had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Global Entertainment, stock symbol GAMT, CIK No. 1096050, is a delinquent Colorado corporation located in Miami, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Global Entertainment is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2007, which reported a net loss of $1,406,135 for the prior six months. On August 24, 2007, Global Entertainment filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Central District of California, which was dismissed on March 24, 2008. As of October 18, 2012, the common stock of Global Entertainment was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Global Realty Development Corp. (Global Realty), stock symbol GRLY, CIK No. 1118629, is a forfeited Delaware corporation located in Coral Springs, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Global Realty is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2008, which reported a net loss of $2,978,422 for the prior six months. As of October 18, 2012, the common stock of Global Realty was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Global Roaming Distribution, Inc. (Global Roaming), stock symbol GRDB, CIK No. 1160217, is a dissolved Florida corporation located in Miami, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Global Roaming is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2008, which reported a net loss of $557,414 for the prior nine months. As of October 18, 2012, the common stock of Global Roaming was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Gottaplay Interactive, CIK No. 831232, stock symbol GTAP, is a revoked Nevada corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Gottaplay Interactive is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2009, which reported a net loss of $848,146 for the prior nine months. As of October 18, 2012, the common stock of Gottaplay Interactive was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Conclusions of Law

Section 13(a) of the Exchange Act and the Exchange Act Rules 13a-1 and 13a-13 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, .13a-13. Respondents have failed to comply with Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13. I conclude on these facts that it is both necessary and appropriate for the protection of investors to revoke the registration of the registered securities of Fearless International, Glassmaster, Global Entertainment, Global Realty, Global Roaming, and Gottaplay Interactive.

Order

I ORDER that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Fearless International, Inc., Glassmaster Company, Global Entertainment Holdings/Equities, Inc., Global Realty Development Corp., Global Roaming Distribution, Inc., and Gottaplay Interactive, Inc., is revoked.

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Brenda P. Murray
Chief Administrative Law Judge